                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            NAM TAI ELECTRONICS, INC
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   629865 205
                                 (CUSIP Number)

                               Joseph Li Shi Yuen
                                  Chui Kam Wai
                                c/o J.I.C. Group
                  Room 811, Tower B, Hunghom Commercial Centre
                               37 Ma Tau Wai Road
                           Hunghom, Kowloon, Hong Kong
                                 (852) 2334-8827
                              Fax: (852) 2764 1884
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                October 27, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D
CUSIP NO. 250639 10 1                                   PAGE 2 OF        PAGES
                                                                  ------

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         J.I.C. HOLDINGS (B.V.I) LIMITED
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                                       OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                             British Virgin Islands
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
                                               1,161,087
   NUMBER OF      --------------------------------------------------------------
    SHARES        8       SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         9       SOLE DISPOSITIVE POWER
   REPORTING                                   1,161,087
    PERSON        --------------------------------------------------------------
     WITH         10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,161,087
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     11.44%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

        This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company"), an International Business Company organized under the laws of the British Virgin Islands. The principal executive offices of the Company are: Unit 9,15/F. Tower 1 China Hong Kong City, 33 Canton Road, Kowloon, Hong Kong.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) J.I.C. Holdings (B.V.I) Limited is an International Business Company organized under the laws of the British Virgin Islands ("JIC"). JIC is a holding company, wholly owned in equal shares by Messrs. Joseph Li Shi Yuen and Chui Kam Wai, who are its directors. JIC's principal business is to hold the shares of the Company which are the subject of this report (the "Shares"). JIC's principal office and the address of its principal business is c/o J.I.C. Group, Room 811, Tower B, Hunghom Commercial Centre, 37 Ma Tau Wai Road, Hunghom, Kowloon, Hong Kong.

(d) JIC has not (nor has either of Messrs. Yuen or Wai) during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) JIC has not (nor has either of Messrs. Yuen or Wai), during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JIC is an International Business Company organized under the laws of the British Virgin Islands Messrs. Yuen and Wai are each a citizen of Hong Kong.

ITEM 3. SOURCE AND THE AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The source of the consideration used to acquire the Shares was the outstanding capital stock of the JIC Group of companies which JIC transferred to the Company in connection with the acquisition of the JIC Group of companies by the Company.

ITEM 4. PURPOSE OF THE TRANSACTION.

        The purpose of the acquisition of the shares was to receive the consideration for the transfer to the Company of the outstanding capital stock of the JIC Group of companies which JIC transferred to the Company in connection with the acquisition of the JIC Group of companies by the Company.

        JIC has no plan (nor does either of Messrs. Yuen or Wai have a plan), which relates to or would result in:

        (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries (other than the transaction in which JIC received the Shares);

        (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Company;

        (f) Any other material change in the Company's business or corporate structure;

        (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the United States Securities Exchange Act of 1934; or

        (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The following table presents information with respect to the aggregate number and percentage of class of Common Shares owned by JIC (and Messrs. Yuen or Wai) at October 27, 2000:

              AGGREGATE
              NUMBER OF
            COMMON SHARES                   SOLE       SHARED        SOLE           SHARED
             BENEFICIALLY    PERCENT OF     POWER       POWER        POWER          POWER
                OWNED         CLASS(1)     TO VOTE     TO VOTE     TO DISPOSE     TO DISPOSE
            -------------    ----------   ---------    -------     ----------     ----------
JIC           1,161,087        11.44%     1,161,087       0         1,161,087         0

-----------

(c) JIC has not (nor has either of Messrs. Yuen or Wai) engaged in any transactions in the Common Shares of the Company during the past sixty days (other than the transaction in which JIC received the Shares).

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Incorporated by reference to the Agreement relating to the sale and purchase of the entire issued share capital of the J.I.C. Group dated as of September 26, 2000 by and among J.I.C. Holdings (B.V.I) Limited, Joseph Li Shi Yuen, Chui Kam Wai and Nam Tai Electronics, Inc. included herewith as Exhibit A.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit                           Description
     -------                           -----------
        A       Agreement relating to the sale and purchase of the entire issued share capital of the J.I.C. Group dated as of September 26, 2000 by and among J.I.C. Holdings (B.V.I) Limited, Joseph Li Shi
                Yuen, Chui Kam Wai and Nam Tai Electronics, Inc.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2000                 J.I.C. HOLDINGS (B.V.I) LIMITED


                                       By:  /s/ Joseph Li Shi Yuen
                                           -------------------------------------
                                           Joseph Li Shi Yuen
                                           Its
                                               ---------------------------------


                                       By:  /s/ Chui Kam Wai
                                           -------------------------------------
                                           Chui Kam Wai
                                           Its
                                               ---------------------------------